UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited, 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Financial Results for the Three Months ended March 31, 2022
Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated May 9, 2022, reporting the Company’s financial results for the three months ended March 31, 2022.  Attached to this Report as Exhibit 99.2 are the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2022.
Quarterly Dividend on Preferred Shares
Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated March 10, 2022, announcing that the Company’s Board of Directors (the “Board”) declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.
Changes to the Board of Directors
Effective as of May 5, 2022, the Board appointed Captain Yoram (Rami) Neugeborn as a Term I Director until the Company’s 2024 annual meeting of shareholders, filling the vacancy created by the resignation of Mr. Philippe Lemonnier. The Board of Directors has determined that Mr. Neugeborn qualifies as an independent director.
Mr. Neugeborn is a Master Mariner with more than 40 years of experience in the shipping industry.  He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining the Company’s Board, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. and from 2008 to 2010 he served as the Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly, Ofer Brothers Shipping, Haifa). Between 2002 – 2007 he served as a Managing Director of Zim-Ofer Shipbrokers. Further, from 1994 to 1998 he served as Commanding Captain onboard ocean-going vessels. Mr. Neugeborn graduated from the Israeli Maritime Institute in Acre, Israel (Haifa University) and has a Certificate of Competency, Master Mariner F.G.
The information contained in this Report under the heading “Changes to the Board of Directors”, Exhibit 99.1 (excluding the commentary of George Youroukos and Ian Webber), Exhibit 99.2 and Exhibit 99.3 is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343, 333-235305 and 333-258800) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: May 9, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer